FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December, 2006
Commission File Number 333-8880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Rodolfo Gaona #86
Col. Lomas de Sotelo
11200, Mexico, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release Announcing Restructuring and Appointment of New Chief Executive Officer
On November 30, 2006, Satélites Mexicanos S.A. de C.V. (“Satmex”) made a public announcement in Mexico, and on December 1, 2006 made the same announcement in the United States, that on November 30, 2006 Satmex officially concluded its reorganization efforts and emerged from its U.S. bankruptcy case. The press release regarding this announcement is attached hereto as Exhibit 99.1.
On November 30, 2006, Satélites Mexicanos S.A. de C.V. (“Satmex”) made a public announcement in Mexico, and on December 1, 2006 made the same announcement in the United States, that on November 30, 2006 Satmex appointed Raúl Cisneros Matusita to serve as the new Chief Executive Officer, effective immediately. The press release regarding this announcement is attached hereto as Exhibit 99.2.
Exhibit No. 99.1 Press Release of Satélites Mexicanos S.A. de C.V., “Satmex Emerges from U.S. Bankruptcy Case and Condition to Convenio Concurso Satisfied,” released November 30, 2006 in Mexico City to Mexican press outlets.
Exhibit No. 99.2 Press Release of Satélites Mexicanos S.A. de C.V., “Satmex Announces Appointment of New Chief Executive Officer,” released November 30, 2006 in Mexico City to Mexican press outlets.
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V. (Registrant)
Date: December 5, 2006	By:	/s/ Cynthia Pelini
Cynthia Pelini
Chief Financial Officer